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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                              (Amendment No. 8)
                 Under the Securities Exchange Act of 1934*


                                  MESA Inc.
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)


                                 590911 10 3
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                               (CUSIP Number)

                                Boone Pickens
                          1400 Williams Square West
                          5205 North O'Connor Blvd.
                          Irving, Texas  75039-3746
                               (214) 444-4300
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                July 10, 1996
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           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 590911 10 3

- --------------------------------------------------------------------------------
   (1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
         Above Persons

         BOONE PICKENS
         ###-##-####
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   (2)   Check the Appropriate Box if a Member of a Group

         (a)  . . . . . . . . . . . . . . . . . . . . . . . .     [ ]
         (b)  . . . . . . . . . . . . . . . . . . . . . . . .     [ ]
- --------------------------------------------------------------------------------
   (3)   SEC Use Only
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   (4)   Source of Funds

                  PF, 00
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   (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [X]
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   (6)   Citizenship or Place of Organization

         United States Citizen
- --------------------------------------------------------------------------------
 Number of    (7)   Sole Voting Power                 4,321,181
Shares Bene-  ------------------------------------------------------------------
  ficially    (8)   Shared Voting Power                     -0-
 Owned by     ------------------------------------------------------------------
Each Report-  (9)   Sole Dispositive Power            4,321,181
 ing Person   ------------------------------------------------------------------
   With       (10)  Shared Dispositive Power                -0-
- --------------------------------------------------------------------------------
   (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,321,181 Shares
- --------------------------------------------------------------------------------
   (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [X]
- --------------------------------------------------------------------------------
   (13)  Percent of Class Represented by Amount in Row (11)
                   6.6%
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   (14)  Type of Reporting Person (See Instructions)    IN
- --------------------------------------------------------------------------------





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                 Boone Pickens, an individual residing in Dallas County, Texas, hereby amends and supplements his Statement on Schedule 13D as originally filed on November 11, 1992 and as amended through Amendment No. 7 thereto filed
August 25, 1994 (as amended, the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of MESA Inc., a Texas corporation ("Mesa"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Item 3 of the Original Statement is hereby amended and supplemented as follows:

                 On June 26, 1996, the Stock Option Committee of Mesa accelerated the vesting of all outstanding options under the 1991 Stock Option Plan (the "Plan") of Mesa (which plan was described in, and filed as an exhibit to, the Original Statement and is hereby incorporated by reference). On June 28, 1996, Mr. Pickens exercised options for 200,000 shares and, in accordance with the terms of the Plan, relinquished options for 161,905 shares in satisfaction of the exercise price for the remaining 38,095 shares subject to these options. No additional cash payment was required under the Plan for the 38,095 shares of Common Stock received upon such exercise.


ITEM 4.  PURPOSE OF TRANSACTION.

                 Pursuant to a rights offering (the "Rights Offering") being made by Mesa to the holders of Common Stock, Mr. Pickens received .912 rights (the "Rights") for each share of Common Stock owned by him as of the July 3, 1996 record date for the Rights Offering. Each Right entitles the holder thereof to subscribe for shares of Series A 8% Cumulative Convertible Preferred Stock ("Series A Preferred") at a price of $2.26 per share. Mr. Pickens received an aggregate of approximately 3,578,762 Rights in respect of the 3,924,081 shares of Common Stock he owned as of July 3, 1996. Mr. Pickens currently plans to exercise all of these Rights to subscribe for shares of Series A Preferred. In addition, pursuant to the terms of the Rights Offering, Mr. Pickens currently plans to oversubscribe for additional shares of Series A Preferred in the event that additional shares of Series A Preferred are available for oversubscription.

                 Mr. Pickens may use the proceeds of his sales of shares of Common Stock to fund the exercise of Rights. See Item 5 below.

                 The Series A Preferred is convertible into shares of Common Stock in accordance with its terms, initially on a one for one basis. Accordingly, upon the exercise of Rights and the receipt of shares of Series A Preferred, Mr. Pickens will become the beneficial owner of an equal number of shares of the underlying Common Stock.

                 Mr. Pickens reserves the right to acquire beneficial ownership of additional shares of Common Stock and/or Series A Preferred in the future, directly or indirectly, by open market





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purchase or otherwise, and to dispose of all or a portion of his holdings of
Common Stock and/or Series A Preferred at anytime and without further notice.

                 Mr. Pickens intends to review on a regular basis his investment in Common Stock and, when received, shares of Series A Preferred, the securities markets and general economic and industry conditions. He reserves the right to act in respect of his investment in Common Stock and Series A Preferred in accordance with his best judgment in light of the circumstances existing at the time.

                 The trusts established by Mr. Pickens for his children have sold all of the shares of Common Stock owned by them and may use the proceeds of the sales of shares of Common Stock to fund the exercise of Rights. See
Item 5 below.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Item 5 of the Original Statement is hereby amended and supplemented as follows:

                 As of July 10, 1996, Mr. Pickens beneficially owns an aggregate of 4,321,181 shares of Common Stock (approximately 6.6% of the 65,335,723 shares of Common Stock deemed to be outstanding, including the 1,075,000 shares Mr. Pickens has a right to acquire within 60 days pursuant to employee stock options).

                 Mr. Pickens has sole voting power with respect to the shares of Common Stock beneficially owned by him, and the sole power to dispose of or direct the disposition of such shares.

                 The trusts established by Mr. Pickens for his children have sold all 7,545 shares of Common Stock owned by the trusts on July 10, 1996 at a price of $3.375 per share, but did not sell any of the Rights associated with such shares. The trusts currently hold an aggregate of approximately 6,882 Rights and have a right to receive any dividends or distributions paid with respect to the Common Stock (including the Rights) and, when and if received by exercise of the Rights, the Series A Preferred held by the trusts.

                 The number of shares beneficially owned by Mr. Pickens excludes 2,798 shares of Common Stock owned by Mr. Pickens' spouse as her separate property, as to which Mr. Pickens disclaims any beneficial ownership.

                 Except as described in Item 3 above and as set forth in the table below, Mr. Pickens has not engaged in any transactions in Common Stock during the past 60 days. The following table sets forth certain information regarding shares of Common Stock sold by Mr. Pickens during the past 60 days.





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
                                            # of Shares
                 Date                       Shares Sold          Price Per Share
                 ----                       -----------          ---------------
                 July 2, 1996                   38,095                 $5.250
                 July 8, 1996                  358,900                 $3.450
                 July 9, 1996                  141,100                 $3.125
                 July 10, 1996                 177,900                 $3.250


The foregoing sales were effected in open-market transactions on the New York Stock Exchange. The prices received as referred to above exclude commissions.

                 Pursuant to Rule 13d-3(d), Mr. Pickens is deemed to beneficially own 1,075,000 shares of Common Stock subject to options, all of which are currently exercisable by him. As described in the Original Statement, such options were granted pursuant to Mesa's 1991 Common Stock Option Plan. Of such options, options to purchase 800,000 shares have an exercise price of $6.8125 per share and options to purchase 275,000 shares have an exercise price of $7.375 per share.





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                                   SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 1996




                                          /s/ Boone Pickens
                                          ------------------------------
                                          Boone Pickens





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